BB 3/5

02018096

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002

SEC FILE NUMBER
8- 51434

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEVWEST SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2654 West Horizon Ridge Parkway, Suite B-3
(No. and Street)

Henderson	NV	89052
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Chavez — 702-257-4660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams, Leland L.
(Name – *if individual, state last, first, middle name*)

4535 West Sahara Avenue Suite 111	Las Vegas	NV	89102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Leland
Williams, MBA,CPA

Serving Clients in the Western United States since 1982

NEVWEST SECURITIES CORPORTION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

4535 W. Sahara Ave. #111 · Las Vegas, Nevada 89102 · Phone (702) 313-2289 · Fax (702) 313-2290

NEVWEST SECURITIES CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2001

Leland Williams, MBA,CPA

Serving Clients in the Western United States since 1982

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NEVWEST SECURITIES CORPORATION
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Nevwest Securities Corporation (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, pursuant to Rule 17-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Between August and November, 2001, the Company, acting in good faith, opened accounts and carried out transactions on behalf of three individuals, who wrote bad checks to the Company. As a result, the Company sustained losses in the approximate amount of $ 232,100. The Company has sued for recovery of these losses. If the Company is unable to recover these losses, the material amount involved could render the Company unable to continue as a going concern.

In our opinion, except for the matter described above, the financial statements referred to above present fairly, in all material respects, the financial position of Nevwest Securities Corporation at December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

4535 W. Sahara Ave. #111 · Las Vegas, Nevada 89102 · Phone (702) 313-2289 · Fax (702) 313-2290

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2002

NEVWEST SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$ 49,545
Deposits with Clearing Organizations	74,210
Receivables from Clearing Organizations	16,620
Other Receivables	37,726
Marketable Securities	153,073
Nonmarketable Securities	79,793
Furniture and Equipment, less accumulated Depreciation of $ 28,067	126,131
Organization Costs, less accumulated Amortization of $ 111	74
Investment in Subsidiary	6,993
Other Assets	8,900
TOTAL ASSETS	$ 553,065

LIABILITIES AND
STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$ 0
Accrued Expenses	51,804
Capital Leases Payable	16,965
Total Liabilities	68,769

Stockholders' Equity

Common Stock, $.001 par value, 20,000,000 shares authorized, 9,795,000 shares issued and outstanding	9,795
Preferred Stock, $.001 par value, 296,233 shares issued and outstanding	296
Paid-in Capital	1,706,653
Less: Stock Subscription Receivable	(323,531)
Retained Earnings	(908,917)
Total Stockholders' Equity	484,296
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 553,065

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES

Exchange Listed Stocks	$ 67,983
OTC Agency Stocks	151,757
OTC Bonds	23,524
Underwriting & Selling Group	65,818
Investment Banking Fees	176,741
Direct Participation	10,500
Trading (Loss) Investment	(188,343)
Mutual Funds	81,740
Variable Annuity	437,942
Interest Income	19,121
Other Revenue	69,227
Total Revenue	$ 916,010

EXPENSES

Commissions	$ 629,481
Salaries	175,673
Payroll Taxes	21,160
Unsecured Debt Write-off	215,114
Contract Services	10,655
Office & Office Supplies	16,728
Advertising	4,333
Professional Fees	99,379
Rent	35,663
Tickers & Quotes	32,367
Clearing Expenses	71,780
Depreciation & Amortization	18,083
Travel & Entertainment	12,312
Regulatory Expense	15,493
Other Expenses	131,832
Total Expenses	$ 1,490,053
Net Income (Loss)	(574,043)
Retained Earnings, Beginning of Period	(297,485)
Dividends	(37,389)
Retained Earnings, End of Period	$ (908,917)

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURIITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December, 31, 2001

Desc.	Common Shares	Stock $	Preferred Shares	Stock $	Additional Paid-In Capitol	Retained Earnings	Total Equity
Balance, Jan 1, 2001	9,746,425	9,746	-0-	-0-	1,052,300	(297,485)	764,561
Re-classify Dividends					37,389	(37,389)	-0-
Net Loss						(574,043)	(574,043)
Adjust Common	48,844	49			24,373		24,422
Private Placement			296,233	296	295,937		296,233
Re-classify Stock Transfer					(26,877)		(26,877)
Balance Dec 31, 2001	9,795,269	9,795	296,233	296	1,383,122	(908,917)	(484,296)

NEVWEST SAECURITIES CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

None.

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (574,043)
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:	
Depreciation & Amortization	18,083
(Increase) Decrease in:	
Deposits with Clearing Organizations	18,890
Receivables from Clearing Organizations	(6,376)
Other Receivables	(37,726)
Marketable Securities	258,161
Nonmarketable Securities	182,539
Investment in Subsidiary	(3,386)
Other Assets	-
Increase (Decrease) in:	
Accounts Payable	(5,532)
Accrued Expenses	45,341
Capital Leases Payable	8,708
Net Cash from Operating Activities	(95,341)
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	(78,668)
Net Cash from Investing Activities	(78,668)
Cash Flows from Financing Activities:	
Notes Payable	(74,332)
Issuance of Stock	320,653
Decrease in Unissued Shares	(26,875)
Net Cash from Financing Activities	219,446
Net Increase in Cash	$ 45,437
Cash and Cash Equivalents – Beginning of Year	4,108
End of Year	$ 49,545

The Accompanying Notes are an Integral Part of these Financial Statements.

1. ORGANIZATION

The Company is a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Nevada corporation and was incorporated on July 21, 1997. The Company commenced operation in October, 1999.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Accounting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and venture capital businesses. The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Net Capital Requirements

The Company engages in the general securities business. As a result, the minimum net capital required by the Securities and Exchange Commission under Rule 15c3-1 (a) (1) is the greater of $ 100,000 or 1/8 of aggregate indebtedness. At December 31, 2001, the Company had net capital, as defined, and required capital of approximately $ 194,935 and 100,000, respectively, and its ratio of indebtedness to net capital was .0509 to 1.

Stock Subscription Receivable

The Stock Subscription Receivable represents amounts currently due to the Company by certain shareholders who executed notes payable to the Company for common stock received.

Income Taxes

The Company is subject to federal income taxes at prevailing corporate rates. For the year ended December 31, 2001, the Company's tax provision for financial statement purposes was: $ 0.

Deposits

The Company maintains required deposits with clearing organizations with whom it transacts business.

Marketable Securities

Marketable securities are shown at estimated fair market value, with realized and unrealized gains and losses included in current period income.

Investment in Subsidiary

Nevwest Insurance Agency is a wholly owned subsidiary. The investment is being carried on the equity method of accounting.

Fixed Assets

Fixed assets are shown at cost. Depreciation is provided on a straight-line basis using estimated useful lives of seven and five years for furniture and fixtures and equipment, respectively.

Accounts Payable and Accrued Liabilities

Accounts payable consist of amounts owing to vendors at December 31, 2001. Accrued liabilities consist of commissions payable and payroll taxes payable at December 31, 2001.

NOTE 3. Investment in Nonmarketable Securities

SUPPLEMENTARY INFORMATION

NEVWEST SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

Total Stockholders' Equity		$ 484,296
Deduct Stockholders' Equity Not Allowed for Net Capital		0
Total Stockholders' Equity Qualified for Net Capital		$ 484,296
Add: Subordinated Borrowings allowable in Computation of Net Capital		0
Other Deductions or Allowable Credits		0
Total Capital and Allowable Subordinated Liabilities		484,296
Deductions and/or Charges:		
Net Fixed Assets	$ 126,131	
Other Receivables	37,726	
Other Assets	15,967	(179,824)
Haircuts on Securities:		
Other Securities	$ 109,537	(109,537)
Net Capital		$ 194,935
Aggregate Indebtedness:		
Accounts Payable and Accrued Liabilities:	$ 51,804	
Notes and Capital Leases Payable	16,965	$ 68,769
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 94,935

NEVWEST SECURITIES CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

None.

NEVWEST SECURITIES CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

None.

NEVWEST SECURITIES CORPORATION
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY
FEATURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2001

None.

NEVWEST SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL
TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Net Capital per Focus Report, part IIA	$ 190,170
Audit Adjustments:	
Adjustment to Accrued Liabilities	2,830
Other Accruals	1,935
Net Capital per Audited Financial Statements	$ 194,935

REPORT OF INDEPENDENT AUDITOR ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
NEVWEST SECURITIES CORPORATION
Las Vegas, Nevada

In planning and performing our audit of the financial statements of Nevwest Securities Corporation for the year ended December 31, 2001, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g): (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in making the periodic computations of aggregate indebtedness (aggregate debits) and the net capital under Rule 15c3-3. We did not review the practices and procedures followed by the Company; (1) in complying with the requirements for prompt payment for securities under Section 8 Regulation T of the Board of Governors of the Federal Reserve System; or (2) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security amounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures can be expected to achieve the Commission's objectives referred to above. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Company's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Se4curities Exchange Act of 1934, and should not be used for any other purpose.

February 25, 2002

NEVWEST SECURITIES
BROKERAGE · INVESTMENT BANKING · RESEARCH
MEMBER NASD / SIPC

SERGEY RUMYANTSEV
CHIEF EXECUTIVE OFFICER

ANTONY MICHEL SANTOS
EXECUTIVE VICE PRESIDENT

THOMAS M. CHAVEZ
CHIEF FINANCIAL OFFICER

RAYMOND DILLON
VICE PRESIDENT, RETAIL DIVISION

Oath or Affirmation

I, Thomas M. Chavez, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of NevWest Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $ 0 , CREDITS $ 0)

Signature

Chief Operating and Financial Officer
Title

Subscribed and sworn to before me this Wednesday, February 27, 2002

Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
W. ALAN EICHLER
No: 01-69332-1
My Appointment Expires July 4, 2005

This report contains (check all applicable boxes)

☒	(a)	Facing page.
☒	(b)	Statement of financial condition.
☒	(c)	Statement of income (loss).
☒	(d)	Statement of cash flows.
☒	(e)	Statement of changes in stockholders' equity or partners' or sole proprietors capital.
☒	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
☒	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
☒	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☒	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
☒	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☒	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
☒	(l)	An oath or affirmation.
☐	(m)	A copy of the SIPC supplemental report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒	(o)	Independent auditors report on internal accounting control.
☐	(p)	Schedule of segregation requirements and funds in segregation - customers'